April 19, 2019

W.L. "Perch" Nelson
Director and Chief Executive Officer
American Hospitality Properties Fund IV, Inc.
5950 Berkshire Lane
Suite 850
Dallas, Texas 75225

       Re: American Hospitality Properties Fund IV, Inc.
           Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted March 27, 2019
           CIK No. 0001759214

Dear Mr. Nelson:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

DOS/A filed March 27, 2019

Risk Factors
The offering price of our Shares was not established in reliance on a valuation
.. . . , page 7

1. We note your disclosure stating "although we evaluate and provide our NAV per Share on a quarterly basis, our NAV per Share may fluctuate daily, so that the NAV per Share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction." Please revise to explain the circumstances under which a transaction might be effected at a price other than published NAV. Please also revise to clarify how investors would be notified of or able to identify variations in NAV per share from the published NAV.
Management Compensation, page 59
 W.L. "Perch" Nelson
FirstNameHospitality Properties Fund IV, Inc.
American LastNameW.L. "Perch" Nelson
Comapany NameAmerican Hospitality Properties Fund IV, Inc.
April 19, 2019
April 2 2019 Page 2
Page 19,
FirstName LastName

2. We note your disclosure on page 36, stating that you will reimburse the Manager
         $150,000 of organization and offering expenses upon achieving the minimum investment of $1,000,000, and that the Manager will be reimbursed any such remaining advanced expenses in amounts equal to 2.5% of the gross proceeds of each subsequent closing. Please revise your tabular disclosure to discuss this initial payment of $150,000 upon the initial closing.
Exclusive Forum, page 74

3. We note that your forum selection provision identifies the Circuit Court for Montgomery
         County, Maryland or, if that court does not have jurisdiction, the United States District
         Court for the District of Maryland, Southern Division, as the exclusive forum for certain litigation, including any "derivative claims." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please add related risk factor disclosure. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Note 2) Significant Accounting Policies
Basis of Presentation, page F-7

4. We note your response to comment 9. We note your new disclosure elsewhere in the filing that you intend to qualify as a real estate investment trust for U.S. federal income tax purposes. Pursuant to FASB ASC 946-10-15-3 real estate investment trust are scoped out of FASB ASC 946. Please revise your filing as appropriate.
Offering Costs, page F-8

5. We note your response to comment 10. Since real estate investment trust are scoped out of
         FASB ASC 946 as noted above, please revise to account for the offering costs under ASC
         340-10-S99-1.
 W.L. "Perch" Nelson
American Hospitality Properties Fund IV, Inc.
April 19, 2019
Page 3

       You may contact Jorge Bonilla at 202-551-3414 or Daniel Gordon, Senior Assistant
Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Sara von
Althann at 202-551-3207 with any other questions.



                                                         Sincerely,

FirstName LastNameW.L. "Perch" Nelson                 Division of Corporation
Finance
                                                      Office of Real Estate and
Comapany NameAmerican Hospitality Properties Fund IV, Inc.
                                                      Commodities
April 19, 2019 Page 3
cc:       Ken Betts
FirstName LastName